UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                              (Amendment # 6)

                 Under the Securities Exchange Act of 1934


                                ADECCO S.A.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                COMMON SHARES, PAR VALUE CHF 1.00 PER SHARE
                       (Title of Class of Securities)

                                 H00392318
                               (CUSIP Number)

                            Stefan Schaechterle
                             Akila Finance S.A.
                        16, Rue Jean-Pierre Brasseur
                            L - 1258 Luxembourg
                            Tel. : +352 2697 801
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              December 5, 2005
          (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  H0036T106

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Akila Finance S.A.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|_|

  3   SEC USE ONLY


  4   SOURCE OF FUNDS (See Instructions)

      WC

  5   CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES

BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH          34,163,580

 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH
              10  SHARED DISPOSITIVE POWER

                  34,188,580

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,188,580

  12  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
      (See Instructions)                                                     |_|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.25%

  14  TYPE OF REPORTING PERSON (See Instructions)

      CO

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Philippe Foriel-Destezet

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|_|

  3   SEC USE ONLY


  4   SOURCE OF FUNDS (See Instructions)

      AF

  5   CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      France

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES

BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH          34,163,580

 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH
              10  SHARED DISPOSITIVE POWER

                  34,188,580

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,188,580

  12  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
      (See Instructions)                                                     |_|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.25%

  14  TYPE OF REPORTING PERSON (See Instructions)

      IN

                                SCHEDULE 13D
                                ------------

     This Amendment No. 6 (this "Amendment") (i) amends the Schedule 13D originally filed on May 1, 1997, as amended by Amendment No. 1 thereto filed on May 3, 1999, Amendment No. 2 thereto filed on January 11, 2000, Amendment No. 3 thereto filed on December 28, 2000, Amendment No. 4 thereto filed on May 11, 2001, and Amendment No. 5 thereto filed on February 12, 2004, (ii) relates to the Common Shares, par value CHF (Swiss Francs) 1.00 per share (the "Shares"), of Adecco S.A., a Swiss societe anonyme (the "Company") and (iii) is filed on behalf of Akila Finance S.A., a Luxembourg societe anonyme ("Akila Finance"), and Philippe Foriel-Destezet.

ITEM 4.     PURPOSE OF TRANSACTION.

     (a) Pursuant to the agreements described in Item 6 hereto (the "Agreements"), the Reporting Persons plan to dispose of 12,000,000 Shares on December 9, 2005 and an additional 12,000,000 Shares on or before June 30, 2007.

     (d) On November 21, 2005, in contemplation of the Agreements, Phillippe Foriel-Destezet resigned as Co-Chairman of the Company and Klaus
J. Jacobs was appointed Chairman and Chief Executive Officer of the Company. Mr. Foriel-Destezet remains a member of the Board of Directors of the Company.

     Except as otherwise indicated in this Amendment, none of Phillippe Foriel-Destezet, Akila Finance or, to the best knowledge of Phillippe Foriel-Destezet, Akila Finance, the directors or executive officers of Akila Finance, currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Phillippe Foriel-Destezet or Akila Finance may develop or consider such plans or proposals in the future.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The descriptions of the agreements below are qualified in their entirety by the terms of Exhibits 2 and 3 hereto.

     On December 5, 2005, Akila Finance and Jacobs Venture AG ("Jacobs") entered into a share purchase agreement (the "Share Purchase Agreement"), attached as Exhibit 2 hereto, pursuant to which Akila Finance has agreed to sell 12,000,000 Shares to Jacobs at a price per Share of CHF 63 for an aggregate purchase price of CHF 756 million. Pursuant to the Share Purchase Agreement, Akila Finance and Jacobs will undertake their best efforts so that the closing of the purchase shall take place on December 9, 2005, or on any other date agreed by the parties.

     On December 5, 2005, Akila Finance and Triventura AG, a subsidiary of Jacobs Holding AG being incorporated in Grundung ("Triventura"), entered into a share purchase agreement (the "Share Purchase Agreement II"), attached as Exhibit 3 hereto, pursuant to which Akila Finance has agreed to sell 12,000,000 Shares to Triventura at a price per Share of (x) CHF 63 (the "Share Price") plus (y) 50% of the difference between (i) the average closing price of a Share on each of the last five trading days of SWX, prior to the closing date of the purchase, and (ii) CHF 63 (the "Profit Share"). Pursuant to the Share Purchase Agreement II, Akila Finance and Jacobs will undertake their best efforts so that the closing of the purchase shall take place on June 30, 2007, or on any other date agreed by the parties. Should the price per Share reach CHF 75 prior to June 30, 2007, Triventura shall have the right to request to purchase the Shares within 5 days written notice to Akila Finance (an "Early Closing"). In the case of an Early Closing, the aggregate minimum Profit Share in calculating the purchase price of the Shares shall be CHF 72 million. Pursuant to the Share Purchase Agreement II, Triventura will prepare notifications to seek to obtain regulatory approvals of the sale of the shares that are a subject of the Share Purchase Agreement II and Akila Finance shall assist Triventura in preparing such notifications. Akila Finance and Triventura shall not proceed with the closing if Triventura has not obtained regulatory approvals of the transactions contemplated by the Share Purchase Agreement II by June 30, 2006 or such other date agreed to by the parties.

     Pursuant to the Share Purchase Agreement II, Akila Finance, Triventura and UBS AG (the "Escrow Agent") are negotiating the terms of an escrow agreement (the "Escrow Agreement"). Pursuant to the Share Purchase Agreement II, Akila Finance will transfer 12,000,000 Shares into escrow upon execution of the Escrow Agreement. Pursuant to the Share Purchase Agreement II, while such Shares are in escrow, Akila Finance will retain full ownership of the Shares, including all dividends, distributions, voting rights and other benefits.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1   Joint Filing Agreement, dated February 12, 2004,
            ---------   by and between Akila Finance S.A. and Phillippe
                        Foriel-Destezet.*

            Exhibit 2   Share Purchase Agreement between Akila Finance
            ---------   S.A. and Jacobs Venture AG for Shares in Adecco
                        S.A., dated December 5, 2005.

            Exhibit 3   Share Purchase Agreement II between Akila Finance
            ---------   S.A. and Triventura AG a subsidiary of Jacobs
                        Holding AG being incorporated (in Grundung) for
                        Shares in Adecco S.A., dated December 5, 2005.


* - Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on February 12, 2004.

                                 SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 8, 2005



                             AKILA FINANCE S.A.


                             By : /s/
                                 -------------------------
                                 Name :  Phillippe Fonel-Destezet
                                 Title : Director


                              /s/
                             -----------------------------
                             Philippe Foriel-Destezet